                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.


                                FORM U-6B-2


                        CERTIFICATE OF NOTIFICATION


               Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility
Holding Company Act of 1935.


Certificate is filed by AEP Energy Services, Inc., AEP Resources,
Inc. and AEP Resources International, LTD.


               This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.        Type of security or securities.

               Unsecured short-term bank loans.

2.        Issue, renewal or guaranty.

               Issuance and renewals.

3.        Principal amount of each security.

               See Exhibit 1.

4.        Rate of interest per annum of each security:

               See Exhibit 1.

5.        Date of issue, renewal or guaranty of each security.

               See Exhibit 1.

6.        If renewal of security, give date of original issue.

               See Exhibit 1.

7.        Date of maturity of each security.

               See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

               AEP Energy Services, Inc.
                         First Union Bank of North Carolina
                         Key Bank (formerly known as Society National
                              Bank, Cleveland)
               AEP Resources, Inc.
                         Key Bank (formerly known as Society National
                               Bank, Cleveland)
                         Societe Generale

               AEP Resources International, Ltd.
                         First Union Bank of North Carolina
                         Key Bank (formerly known as Society National
                               Bank, Cleveland)
                         Sanwa Bank Limited

9.        Collateral given with each security.

               None.

10.       Consideration received for each security.

               See Exhibit 1.

11.       Application of proceeds of each security.

               The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

               (a)  the provisions contained in the first sentence of
                    Section 6(b).

               (b)  the provisions contained in the fourth sentence of
                    Section 6(b).

               (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

               Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

               Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

               Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.
                                   AEP ENERGY SERVICES, INC.
                                   AEP RESOURCES, INC.
                                   AEP RESOURCES INTERNATIONAL, LDT.

                                         /s/ A. A. Pena
                                          A. A. Pena, Treasurer

Dated:  October 10, 1996

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION                        DATE: 10/03/96
                                                       CASH MANAGEMENT SYSTEM                                   TIME: 16:12:25
                                                                                                               PAGE:        1
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC.
                                                      QUARTER ENDED 09/30/96
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/03/96     07/10/96        7      5.7100          2,425,000.00             2,692.42         2,427,692.42
                    07/10/96     07/17/96        7      5.5800          2,650,000.00             2,875.25         2,652,875.25
                    07/17/96     07/24/96        7      5.5200          2,200,000.00             2,361.33         2,202,361.33
                    07/22/96     07/31/96        9      5.5200            400,000.00               552.00           400,552.00
                    07/24/96     07/31/96        7      5.5800          2,200,000.00             2,387.00         2,202,387.00
                    07/29/96     08/09/96       11      5.5800            825,000.00             1,406.63           826,406.63
                    07/31/96     08/09/96        9      5.5800          2,050,000.00             2,859.75         2,052,859.75
                    08/09/96     08/16/96        7      5.5500          2,950,000.00             3,183.54         2,953,183.54
                    08/16/96     08/21/96        5      5.5800          2,950,000.00             2,286.25         2,952,286.25
                    08/21/96     08/30/96        9      5.5500          2,950,000.00             4,093.13         2,954,093.13
                    08/22/96     09/06/96       15      5.5800            775,000.00             1,801.88           776,801.88
                    08/30/96     09/06/96        7      5.5800          2,950,000.00             3,200.75         2,953,200.75
                    09/06/96     09/13/96        7      5.5800          3,725,000.00             4,041.63         3,729,041.63
                    09/13/96     09/18/96        5      5.5500          3,725,000.00             2,871.35         3,727,871.35
                    09/18/96     09/20/96        2      5.4000          3,500,000.00             1,050.00         3,501,050.00
                    09/20/96     09/27/96        7      5.5500          3,575,000.00             3,858.02         3,578,858.02
                    09/27/96     09/30/96        3      5.5000          3,925,000.00             1,798.96         3,926,798.96
                    09/30/96     10/04/96        4      5.5800          3,925,000.00             2,433.50         3,927,433.50
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      47,700,000.00            45,753.39        47,745,753.39
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION                        DATE: 10/03/96
                                                       CASH MANAGEMENT SYSTEM                                   TIME: 16:12:25
                                                                                                                PAGE:        2
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC.
                                                      QUARTER ENDED 09/30/96
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
                                                                    ----------------     ----------------     ----------------
                                  AEP ENERGY SERVICES, INC. TOTAL      47,700,000.00            45,753.39        47,745,753.39
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS    7.11
     WEIGHTED AVERAGE RATE    5.5552
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION                        DATE: 10/03/96
                                                       CASH MANAGEMENT SYSTEM                                   TIME: 16:12:26
                                                                                                                PAGE:        3
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                        AEP RESOURCES, INC.
                                                      QUARTER ENDED 09/30/96
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/09/96     07/12/96        3      5.5200            100,000.00                46.00           100,046.00
                    07/10/96     07/17/96        7      5.5800            250,000.00               271.25           250,271.25
                    07/11/96     07/17/96        6      5.5200            100,000.00                92.00           100,092.00
                    07/12/96     07/17/96        5      5.5500            100,000.00                77.08           100,077.08
                    07/17/96     08/08/96       22      5.5800            600,000.00             2,046.00           602,046.00
                    07/26/96     08/08/96       13      5.5200            100,000.00               199.33           100,199.33
                    08/05/96     08/08/96        3      5.6200            300,000.00               140.50           300,140.50
                    08/08/96     09/04/96       27      5.5800          1,000,000.00             4,185.00         1,004,185.00
                    08/15/96     09/04/96       20      5.6100            100,000.00               311.67           100,311.67
                    09/03/96     10/03/96       30      5.6800            100,000.00               473.33           100,473.33
                    09/04/96     10/03/96       29      5.6730          1,100,000.00             5,026.91         1,105,026.91
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL       3,850,000.00            12,869.07         3,862,869.07
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL       3,850,000.00            12,869.07         3,862,869.07
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   15.00
     WEIGHTED AVERAGE RATE    5.6076
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION                        DATE: 10/03/96
                                                       CASH MANAGEMENT SYSTEM                                   TIME: 16:12:26
                                                                                                                PAGE:        4
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                 AEP RESOURCES INTERNATIONAL, LTD.
                                                      QUARTER ENDED 09/30/96
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/05/96     07/10/96        5      5.5200            100,000.00                76.67           100,076.67
                    07/09/96     07/17/96        8      5.5800            200,000.00               248.00           200,248.00
                    07/10/96     07/17/96        7      5.5800          1,250,000.00             1,356.25         1,251,356.25
                    07/17/96     08/08/96       22      5.5800          1,450,000.00             4,944.50         1,454,944.50
                    07/31/96     08/08/96        8      5.6800            400,000.00               504.89           400,504.89
                    08/08/96     09/04/96       27      5.5800          1,900,000.00             7,951.50         1,907,951.50
                    08/21/96     09/04/96       14      5.5500            100,000.00               215.83           100,215.83
                    08/22/96     09/04/96       13      5.5800            175,000.00               352.63           175,352.63
                    09/03/96     09/18/96       15      5.5800            100,000.00               232.50           100,232.50
                    09/04/96     09/18/96       14      5.6100          2,225,000.00             4,854.21         2,229,854.21
                    09/18/96     09/30/96       12      5.5700          2,325,000.00             4,316.75         2,329,316.75
                    09/19/96     10/16/96       27      5.6500            100,000.00               423.75           100,423.75
                    09/25/96     10/16/96       21      5.6800            125,000.00               414.17           125,414.17
                    09/30/96     10/16/96       16      5.6300          2,325,000.00             5,817.67         2,330,817.67
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      12,775,000.00            31,709.32        12,806,709.32
                                                                    ----------------     ----------------     ----------------
                          AEP RESOURCES INTERNATIONAL, LTD. TOTAL      12,775,000.00            31,709.32        12,806,709.32
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   14.93
     WEIGHTED AVERAGE RATE    5.5965